FILED BY ORACLE CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: SIEBEL SYSTEMS, INC.

COMMISSION FILE NO. 0-20725

Oracle and Siebel Transaction

Executive Call Script

September 2005

The purpose of the call is to inform and educate customers and partners about the Siebel transaction and to allay any concerns customers or partners may have.

Announce News – Oracle Agrees to Buy Siebel

•	Both companies are excited about the combination

•	Deal is targeted to close in early year 2006

Acquisition Rationale:

•	Consistent with Oracle’s goal to provide a complete set of competitive enterprise applications

•	Customers are driving the rationale to merge enterprise applications

•	Timing is right as Oracle and Siebel are developing next generation applications

•	Strengthens relationships with many key partners that assist customers with decisions on applications purchases

Commitment and Benefits to Oracle Customers

•	Oracle plans to continue to enhance and support Oracle, PeopleSoft, and JD Edwards CRM products

•	Customer should continue to use, deploy, and upgrade to new versions of these products

•	In Oracle’s next generation CRM, customers will benefit from the best features of Oracle, PeopleSoft, JD Edwards, and Siebel products

•	Customers will gain access to Siebel CRM best practices and Siebel customer-facing modules that are complementary to Oracle’s offerings including industry-tailored CRM, analytics, and customer data integration.

•	Provides customers with the best and most complete customer-centric technology platform

Commitment and Benefits to Siebel customers

•	Stronger combined provider with complementary product attributes

•	Siebel applications will serve as the centerpiece for Oracle’s Fusion CRM strategy

•	Oracle plans to continue enhancement and support of Siebel CRM

•	Oracle’s intention is to retain key personnel and maintain momentum in Siebel development, support, sales, professional services, and OnDemand

•	Oracle plans to maintain support for Siebel applications running on heterogeneous databases to serve customers’ needs

•	Provides customers with the best and most complete customer-centric technology platform

Partner benefits:

•	Strengthens relationships with many key partners that assist customers with decisions on applications purchases

•	Preserves partner investments in Siebel CRM know-how

•	More opportunities for each partner, allowing them to further invest in the Oracle ecosystem

Escalation process: All queries can be sent to contact.oracle@oracle.com

Important Information

This document may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. STOCKHOLDERS OF SIEBEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. The final proxy statement/prospectus will be mailed to stockholders of Siebel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood Shores, California, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations.

Oracle, Siebel and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle’s directors and executive officers is available in Oracle’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel’s directors and executive officers is available in Siebel’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about Oracle and Siebel. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to Oracle and Siebel, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of Oracle and Siebel, including: the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets. The actual results or performance by Oracle or Siebel could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Oracle or Siebel.